UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: October 23, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 23, 2013, entitled “Exploration Progress Made in Bohai”.

Exhibit 99.1

For Immediate Release

Exploration Progress Made in Bohai

(Hong Kong, October 23, 2013) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) announced the Company recently made a mid-sized new exploration discovery Luda 5-2 North and successfully appraised the mid-sized oil and gas structure Kenli 9-5/9-6.

Luda 5-2 North is located in the Liaodong Bay of Bohai, with average water depth of 31 meters. The discovery wells of Luda 5-2N-2 and LD 5-2N-4 were both drilled and completed at a depth of around 1,140 meters and encountered the oil pay zones with total thickness of about 120 meters and 85 meters, respectively. The oil production of Luda 5-2N-2 well was tested at around 1,040 barrels per day. The new discovery of Luda 5-2 North demonstrates the Company’s successful experience in the thermal recovery technology of heavy oil, and creates a new methodology to commercialize heavy oil reserves.

Kenli 9-5/9-6 is located in the Laixi structure in the southern part of Bohai, with an average water depth of about 9 meters. The Company drilled Kenli 9-5-2D and Kenli 9-6-2 wells and completed at a depth of 2,200 meters and 1,250 meters, respectively. These two wells encountered oil pay zones with total thickness of about 70 meters and 120 meters, respectively. During the test period, the oil production of Kenli 9-6-2 well was around 200 barrels per day. The successful appraisal of Kenli 9-5/9-6 has further expanded the scale of the reserve in the area.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words  "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Company can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2012 Annual Report on Form 20-F filed on April 24, 2013.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
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For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com